CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 27, 2010			Three Months Ended	
	As Originally Reported	Adjustments	As Revised	December 26, 2009	March 28, 2009
	(in thousands, except per share data)				
Net revenues	$ 508,880	$ —	$ 508,880	$ 473,515	$ 339,665
Cost of goods sold (1,2)	200,177	—	200,177	181,727	171,960
Gross margin	308,703	—	308,703	291,788	167,705
Operating expenses:					
Research and development (1)	117,100	—	117,100	118,367	120,974
Selling, general and administrative (1)	62,943	—	62,943	61,308	48,760
Severance and restructuring	(625)	—	(625)	2,063	10,956
Other operating expense, net (3)	4,546	173,000	177,546	921	3,969
Total operating expenses	183,964	173,000	356,964	182,659	184,659
Operating income (loss)	124,739	(173,000)	(48,261)	109,129	(16,954)
Interest income and other, net	644	—	644	3,630	(228)
Income (loss) before provision for income taxes	125,383	(173,000)	(47,617)	112,759	(17,182)
Provision for (benefit from) income taxes (4)	59,626	(73,340)	(13,714)	54,124	9,244
Net income (loss)	$ 65,757	$ (99,660)	$ (33,903)	$ 58,635	$ (26,426)
Earnings (loss) per share:					
Basic	$ 0.22	$ (0.33)	$ (0.11)	$ 0.19	$ (0.09)
Diluted	$ 0.21	$ (0.32)	$ (0.11)	$ 0.19	$ (0.09)
Shares used in the calculation of earnings (loss) per share:					
Basic	304,518		304,518	305,324	304,415
Diluted	309,445		304,518	310,090	304,415
Dividends declared per share	$ 0.200		$ 0.200	$ 0.200	$ 0.200

SCHEDULE OF STOCK BASED COMPENSATION EXPENSES
(Unaudited)

	Three Months Ended March 27, 2010			Three Months Ended	
	As Originally Reported	Adjustments	As Revised	December 26, 2009	March 28, 2009
	(in thousands)				
Cost of goods sold	$ 1,071	$ —	$ 1,071	$ 5,265	$ 7,574
Research and development	8,691	—	8,691	14,650	25,194
Selling, general and administrative	5,517	—	5,517	7,018	6,845
Total	$ 15,279	$ —	$ 15,279	$ 26,933	$ 39,613

SCHEDULE OF SPECIAL EXPENSE ITEMS
(Unaudited)

	Three Months Ended March 27, 2010			Three Months Ended	
	As Originally Reported	Adjustments	As Revised	December 26, 2009	March 28, 2009
	(in thousands)				
Cost of goods sold:					
Accelerated depreciation (2)	$ —	$ —	$ —	$ —	$ 12,372
Total	$ —	$ —	$ —	$ —	$ 12,372
Operating expenses:					
Severance and restructuring	$ (625)	$ —	$ (625)	$ 2,063	$ 10,956
Other operating expense, net (3)	4,546	173,000	177,546	921	3,969
Total	$ 3,921	$ 173,000	$ 176,921	$ 2,984	$ 14,925
Provision for income taxes:					
International restructuring (4)	$ 14,021	$ (10,850)	$ 3,171	$ 13,758	$ 9,200
Interest income and other, net					
Other income (5)	$ —	$ —	$ —	$ 1,220	$ —

(1) Includes stock-based compensation charges as shown in the Schedule of Stock Based Compensation Expenses.
(2) Includes accelerated depreciation primarily related to long-lived assets resulting from the closure of the Dallas fab facility.
(3) (Income) expenses, net, primarily for stock option related litigation and certain payroll taxes, interest and penalties.
(4) Provision for income taxes includes tax provision impact due to international restructuring.
(5) Impact of investments obtained in exchange for intellectual property.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 27, 2010			June 27, 2009
	As Originally Reported	Adjustments	As Revised	
	(in thousands)			

ASSETS

Current assets:				
Cash and cash equivalents	$ 758,436	$ —	$ 758,436	$ 709,348
Short-term investments	100,425	—	100,425	204,055
Total cash, cash equivalents and short-term investments	858,861	—	858,861	913,403
Accounts receivable, net	297,352	—	297,352	207,807
Inventories	190,589	—	190,589	217,847
Income tax refund receivable	5,247	10,361	15,608	13,072
Deferred tax assets	184,277	62,972	247,249	211,879
Other current assets	23,091	—	23,091	20,943
Total current assets	1,559,417	73,333	1,632,750	1,584,951
Property, plant and equipment, net	1,325,348	—	1,325,348	1,366,052
Other assets	120,575	—	120,575	130,772
TOTAL ASSETS	$ 3,005,340	$ 73,333	$ 3,078,673	$ 3,081,775

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:				
Accounts payable	$ 79,351	$ —	$ 79,351	$ 70,087
Income taxes payable	921	(7)	914	2,140
Accrued salary and related expenses	163,661	—	163,661	141,334
Accrued expenses	34,572	—	34,572	38,455
Deferred income on shipments to distributors	21,105	—	21,105	16,760
Accrual for litigation settlement	—	173,000	173,000	—
Total current liabilities	299,610	172,993	472,603	268,776
Other liabilities	24,591	—	24,591	26,398
Income taxes payable	100,184	—	100,184	124,863
Deferred tax liabilities	76,173	—	76,173	67,273
Total liabilities	500,558	172,993	673,551	487,310
Stockholders' equity:				
Common stock	303	—	303	21,511
Retained earnings	2,514,832	(99,660)	2,415,172	2,580,610
Accumulated other comprehensive loss	(10,353)	—	(10,353)	(7,656)
Total stockholders' equity	2,504,782	(99,660)	2,405,122	2,594,465
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 3,005,340	$ 73,333	$ 3,078,673	$ 3,081,775


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)


	Three Months Ended March 27, 2010			Three Months Ended	
	As Originally Reported	Adjustments	As Revised	December 26, 2009	March 28, 2009
			(in thousands)		
Cash flows from operating activities:					
Net income (loss)	$ 65,757	$ (99,660)	$ (33,903)	$ 58,635	$ (26,426)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Stock-based compensation	15,279	—	15,279	26,933	39,613
Depreciation and amortization	40,810	—	40,810	39,832	51,236
Deferred taxes	9,041	(62,972)	(53,931)	8,594	41,055
Tax shortfall related to stock-based compensation	(2,040)	—	(2,040)	(5,796)	(55,260)
Other	(2,067)	—	(2,067)	(1,522)	405
Changes in assets and liabilities:					
Accounts receivable	(16,257)	—	(16,257)	(52,279)	17,815
Inventories	5,208	—	5,208	(5,522)	13,291
Other current assets	896	(10,361)	(9,465)	(1,700)	35,224
Accounts payable	15,388	—	15,388	14,248	(7,906)
Income taxes payable	(718)	(7)	(725)	(50,565)	1,192
Deferred income on shipments to distributors	2,878	—	2,878	(537)	(2,587)
Accrued liabilities - goodwill and tender offer payments above fair value	(171)	—	(171)	(540)	(1,294)
Accrued liabilities - litigation settlement	—	173,000	173,000	—	—
All other accrued liabilities	30,473	—	30,473	1,180	(393)
Net cash provided by operating activities	164,477	—	164,477	30,961	105,965
Cash flows from investing activities:					
Payments for property, plant and equipment	(25,482)	—	(25,482)	(28,289)	(35,997)
Acquisition	—	—	—	—	(30,700)
Proceeds from sales/maturities of available-for-sale securities	—	—	—	—	2,438
Other	(1,485)	—	(1,485)	1,109	727
Net cash used in investing activities	(26,967)	—	(26,967)	(27,180)	(63,532)
Cash flows from financing activities:					
Dividends paid	(60,949)	—	(60,949)	(61,017)	(60,961)
Repayment of notes payable	—	—	—	—	(1,154)
Repurchase of common stock	(49,146)	—	(49,146)	(46,901)	—
Issuance of ESPP	—	—	—	10,703	—
Issuance of common stock	(7,860)	—	(7,860)	(6,795)	(4,777)
Other	1,359	—	1,359	1,722	(916)
Net cash used in financing activities	(116,596)	—	(116,596)	(102,288)	(67,808)
Net increase (decrease) in cash and cash equivalents	20,914	—	20,914	(98,507)	(25,375)
Cash and cash equivalents:					
Beginning of period	737,522	—	737,522	836,029	718,200
End of period	$ 758,436	—	$ 758,436	$ 737,522	$ 692,825
Total cash, cash equivalents, and short-term investments	$ 858,861	—	$ 858,861	$ 838,560	$ 898,299

STOCK-BASED COMPENSATION BY TYPE OF AWARD (in thousands)
(Unaudited)

Three Months Ended March 27, 2010	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	232	$	586	$	253	$	1,071
Research and development expense		1,318		6,038		1,335		8,691
Selling, general and administrative expense		1,194		3,993		330		5,517
Total	$	2,744	$	10,617	$	1,918	$	15,279

Three Months Ended December 26, 2009	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	401	$	4,730	$	134	$	5,265
Research and development expense		3,625		9,821		1,204		14,650
Selling, general and administrative expense		2,273		4,454		291		7,018
Total	$	6,299	$	19,005	$	1,629	$	26,933

Three Months Ended March 28, 2009	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	1,881	$	5,579	$	114	$	7,574
Research and development expense		3,773		20,975		446		25,194
Selling, general and administrative expense		1,910		4,899		36		6,845
Total	$	7,564	$	31,453	$	596	$	39,613